Exhibit 23

            Consent of Independent Accountants dated March 30, 1999

The Board of Directors
Commercial Net Lease Realty, Inc.

We consent to the incorporation by reference in the registration statement (No. 33-24773) on Form S-3 of Commercial Net Lease Realty, Inc. of our reports dated January 15, 1999, relating to the consolidated balance sheets of Commercial Net Lease Realty, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and the related financial statement schedule, which reports appear in the December 31, 1998 annual report on Form 10-K of Commercial Net Lease Realty, Inc.



/s/ KPMG LLP


Orlando, Florida
March 30, 1999